Mail Stop 3561

July 29, 2008

Mr. Edwin Kroeker
Chief Executive Officer
Global 8 Environmental Technologies, Inc.
210 Broadway, Suite 208
Orangeville, Ontario L9W5G4

     Re: Global 8 Environmental Technologies, Inc.
             Item 4.01 Form 8-K
             Filed June 30, 2008
             File No. 000-30096

Dear Mr. Kroeker:

     We have completed our review of your Form 8-K and have no further comments at this time.

                  Sincerely,

                  Ta Tanisha Meadows
                  Staff Accountant